UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2025

ESH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41718	87-4000684
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

228 Park Ave S, Suite 89898
New York, NY	10003
(Address of principal executive offices)	(Zip Code)

(212) 287-5022

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	ESHAU	The Nasdaq Global Market

Class A shares	ESHA	The Nasdaq Global Market

Rights	ESHAR	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On September 15, 2025, ESH Acquisition Corp., a Delaware corporation (“ESH”) and The Original Fit Factory, Ltd., a company registered in Scotland with registration number SC541304 (“TOFF”) issued a joint press release announcing the execution of a definitive Business Combination Agreement (the “Business Combination Agreement”), dated as of September 15, 2025, with TOFF Holdings Inc., a Delaware corporation formed in connection with the consummation of the transactions contemplated by the Business Combination Agreement (“PubCo”) and TOFF Acquisition Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub”).

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, among other matters, (i) (A) PubCo will issue and deliver to the shareholders of TOFF one share of PubCo common stock for each share of TOFF owned by such TOFF shareholder (the “Share Exchange”), in a manner that the shareholdings in PubCo immediately after the acquisition mirrors that of TOFF before the acquisition and (B) following the Share Exchange and prior to the closing of the transactions contemplated by the Business Combination Agreement, TOFF shall effect a reverse share split (i.e. share consolidation) with respect to the issued and outstanding equity securities of PubCo (including the shares of PubCo common stock owned by the TOFF shareholders) and unissued equity securities of PubCo, resulting in the aggregate number of shares of PubCo common stock issued and outstanding on a fully-diluted, as converted and as exercised basis being equal to the Pre-Closing Reorganization Consideration and (ii) Merger Sub will merge with and into ESH, with ESH continuing as the surviving entity as a wholly owned  subsidiary of PubCo (the “Merger” ), as a result of which each ESH share issued and outstanding immediately prior to the consummation of the Merger shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right of the holder thereof to receive one share of PubCo common stock. “Pre-Closing Reorganization Consideration” means a number of fully-paid and non-assessable shares of PubCo common stock equal to (i) Five hundred Million U.S. Dollars ($500,000,000) divided by (ii) $10.00. As a result of the Merger and the Share Exchange, ESH and TOFF will become wholly-owned subsidiaries of PubCo, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and PubCo will become a publicly traded company. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Transactions”), PubCo, TOFF and ESH intend to file a Registration Statement on Form S-4 (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a preliminary proxy statement of ESH and a prospectus of PubCo relating to the offer of the securities to be issued to ESH’s securityholders in connection with the completion of the Transactions (the “Proxy Statement/Prospectus”). The definitive proxy statement and other relevant documents will be mailed to ESH stockholders as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. ESH, TOFF and/or PubCo will also file other documents regarding the Transactions with the SEC. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF ESH AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ESH’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS STOCKHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ESH, TOFF, PubCo AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by ESH, TOFF and/or PubCo, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: ESH Acquisition Corp., 228 Park Ave S, Suite 89898, New York, NY 10003; Email: jim@eshacquisition.com, Attention: James Francis, or upon written request to TOFF or PubCo: The Original Fit Factory, Ltd, Canniesburn Gate, 10 Canniesburn Drive, Bearsden, Glasgow G61 1BF, Email: Dave@theoriginalfitfactory.com; Catherine@theoriginalfitfactory.com, Attention: David Weir; Catherine Chalmers.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

ESH, TOFF, PubCo and their respective directors, executive officers, certain of their equityholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from ESH’s stockholders in connection with the Transactions. You can find information about ESH’s directors, executive officers, certain of their stockholders and other members of management and employees and their interest in ESH can be found in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” of ESH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on April 4, 2025, and “Management—Conflicts of Interest,” and “Certain Relationships and Related Party Transactions” in ESH’s final prospectus, filed with the SEC on June 15, 2023, each of which is available free of charge at the SEC’s website at www.sec.gov and at the following URL:www.eshacquisition.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

A list of the names of the directors, executive officers, other members of management and employees of TOFF and PubCo, as well as information regarding their interests in the Transactions, will be contained in the Registration Statement to be filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

No Offer or Solicitation

The information contained in this Current Report on Form 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of ESH, TOFF or PubCo, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” with respect to ESH, TOFF and/or PubCo that involve substantial risks and uncertainties. These forward-looking statements include all statements other than statements of historical fact, including, without limitation, estimates and forecasts of financial position, business strategy, plans, targets and objectives of the management of TOFF for future operations (including development plans and objectives), the anticipated benefits of the Transactions, the anticipated capitalization and enterprise value of PubCo and TOFF following the Transactions, expectations related to the terms and timing of the Transactions, regulatory developments in the TOFF’s industries, and funding of and investments into TOFF or PubCo. In some cases, you can identify forward-looking statements by terminology such as “according to estimates”, “anticipates”, “assumes”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “is of the opinion”, “may”, “plans”, “potential”, “predicts”, “projects”, “targets”, “to the knowledge of”, “should”, “will”, “would”, or the negatives of these terms, variations of them or similar terminology, although not all forward-looking statements contain such identifying words and the absence of these words does not mean that a statement is not forward-looking.

Such forward-looking statements are subject to risks, uncertainties, and other factors which may adversely affect TOFF’s and PubCo’s ability to implement and achieve their plans and objectives set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding TOFF’s and PubCo’s present and future policies and plans and the environment in which TOFF and PubCo will operate in the future. Many actual events or circumstances are outside of the control of TOFF, PubCo or ESH. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this Current Report on Form 8-K. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of ESH’s securities; (2) the Transactions not being completed by ESH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ESH; (3) failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of ESH’s stockholders; (4) inability to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of TOFF and PubCo to grow and manage growth profitably, build or maintain relationships with customers and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for health and wellness products, including fitness classes and wearable fitness trackers, including those offered by TOFF and PubCo; (5) the level of redemptions by ESH’s public stockholders which will reduce the amount of funds available for TOFF and PubCo to execute on their business strategies and may make it difficult to obtain or maintain the listing or trading of PubCo common stock on a major securities exchange; (6) the ability to obtain or maintain the listing of PubCo’s securities on the Nasdaq, following the Transactions; (7) costs related to the Transactions and as a result of PubCo becoming a U.S.-listed public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) failure of TOFF’s and/or PubCo’s fitness and wearable products to meet customer expectations; (10) regulatory or other developments that negatively impact demand for the products and services provided by TOFF and/or PubCo; (11) the outcome of any event, change or other circumstance that could give rise to the inability to consummate the Transactions; (12) the outcome of any legal proceedings that may be instituted against ESH, TOFF, PubCo and/or any of their respective affiliates; (13) changes to the proposed structure of the Transactions that may be required or appropriate as a result of applicable laws or regulations; (14) the risk that the Transactions disrupt current plans and operations of TOFF as a result of the announcement and consummation of the Transactions; (15) challenges in implementing TOFF’s and/or PubCo’s business plan due to operational challenges, significant competition and regulation; (16) being considered to be a “shell company” or “former shell company” by the securities exchange on which PubCo common stock may be listed or by the SEC, which may impact the ability to list PubCo common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of PubCo’s securities; (17) trading price and volume of PubCo common stock may be volatile following the Transactions and an active trading market may not develop; (18) PubCo stockholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities of PubCo; (19) conflicts of interest that may arise from investment and transaction opportunities involving PubCo, TOFF, their respective affiliates and other investors and clients; (20) a security breach, cyber-attack or other event where unauthorized parties obtain access to TOFF’s or PubCo’s customer’s data; (21) TOFF’s or PubCo’s lack of control over suppliers, contract manufacturers and logistics partners for their wearable fitness products; (22) TOFF’s or PubCo’s reliance on independent contractors for certain of its digital fitness offerings; (23) TOFF’s or PubCo’s dependence on third-party licenses for certain of its product and service offering, including Reebok fitness and the Reebok Smart Ring; (24) actual or perceived defects in, or safety of, TOFF’s or PubCo’s products, including any impact of product recalls or legal or regulatory claims, proceedings or investigations involving TOFF’s or PubCo’s products; (25) increases in component costs, long lead times, supply shortages or other supply chain disruptions which impact TOFF’s or PubCo’s products; (26) TOFF’s or PubCo’s ability to generate or in-license content for its digital platforms; (27) TOFF’s or PubCo’s ability to effectively price and market their products and subscriptions and their limited operating history with which to predict the profitability of their subscription models; and (28) other risks and uncertainties included in (x) the “Risk Factors” sections of the ESH’s Annual Report and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by PubCo, TOFF and/or ESH. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. None of ESH, TOFF or PubCo undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by ESH’s, TOFF’s or PubCo’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of ESH’s, TOFF’s or PubCo’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that ESH, TOFF or PubCo will, or are likely to, generate going forward.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are being filed herewith:

99.1	Press Release, dated September 15, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 15, 2025

ESH Acquisition Corp.

By:	/s/ James Francis
Name:	James Francis
Title:	Chief Executive Officer